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Exhibit 4.4(G)

ASSUMPTION AGREEMENT

February 13, 2002

The Montana Power Company
40 East Broadway
Butte, MT 5970

Bank One, as Trustee
1 Bank One Plaza, Mail Code 111-0126
Chicago, Illinois 60670-0126
Attn: Mr. Steve Wagner/Corporate Trustee Administration

Ladies and Gentlemen:

        Reference is made to the proposed merger (the "Merger") of The Montana Power Company, a Montana corporation (the "Company"), into The Montana Power, L.L.C., a Montana limited liability company ("MPC LLC"), which merger is expected to be completed on or about the date hereof. Upon the consummation of the Merger, MPC LLC will be the surviving entity and the successor to the Company.

        As required by Section 6.01 of the Loan Agreement, such Loan Agreement between the City of Forsyth, Rosebud County, Montana and the Company, dated as of May 1, 1993 (as amended and supplemented by the First Supplemental Loan Agreement dated September 21, 2001, the "Loan Agreement"), MPC LLC hereby assumes and agrees to fully perform and satisfy, as successor to the Company, all obligations, liabilities and covenants of the Company under the following agreements and instruments:

          1.    the Loan Agreement.

          2.    the First Mortgager Bonds;

          3.    the Tax Exemption Certificate and Agreement, by and among the Issuer, the Company and the Trustee, with respect to the Bonds, dated June 30, 1993; and

          4.    the Project Certificate of the Company, with respect to the Bonds, dated June 30, 1993.

        MPC LLC makes the following representations and warranties to the Company and the Trustee:

          (a)    MPC LLC is a limited liability company duly organized and existing in good standing under the laws of the State of Montana.

          (b)    MPC LLC has the power to enter into this Assumption Agreement and to perform and observe the agreements and covenants on its part contained herein and by proper company action has duly authorized the execution and delivery hereof.

          (c)    neither the execution and delivery of this Assumption Agreement nor the fulfillment of or compliance with the terms and conditions of this Assumption Agreement will result in a breach of or constitute a default under any of the terms, conditions or provisions of any company restriction or any agreement or instrument to which MPC LLC is now a party or by which it is bound, or constitute a default under any of the foregoing, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the property or assets of MPC LLC prohibited under the terms of any instrument;

          (d)    No event has occurred and is continuing under the provisions of either the Loan Agreement, or to the knowledge of MPC LLC, under the provisions of the Indenture, dated as of May 1, 1993, between the City of Forsyth, Rosebud County, Montana and Bank One (as successor to The First National Bank of Chicago), as trustee (as amended and supplemented, the "Indenture"), which event now constitutes, or with the lapse of time or the giving of notice, or both, would constitute an Event of Default under either the Loan Agreement or the Indenture; and

          (e)    No consent, approval, authorization or other order of any regulatory body or administrative agency or other governmental body is legally required for MPC LLC's execution and delivery of this Assumption Agreement.

        All capitalized terms set forth herein and not otherwise defined herein are used herein as defined in the Loan Agreement.

THE MONTANA POWER, L.L.C.
BY:	/s/ PATRICK T. FLEMING Name: Patrick T. Fleming Title: V.P., General Counsel & Secretary

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  Exhibit 4.4(G)
ASSUMPTION AGREEMENT February 13, 2002